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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (Name of Subject Company)

                                    IBP, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)

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                                    449223106
                      (CUSIP Number of Class of Securities)

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                              SHEILA B. HAGEN, ESQ.
                                 General Counsel
                                    IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                            Telephone: (605) 235-2061

 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)

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                                 With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

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|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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            IBP, inc. ("IBP" or the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 dated December 22, 2000 (as amended and supplemented, the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission. This amendment constitutes Amendment No. 3 to the Schedule 14D-9.

            The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

            REPRESENTATION ON TYSON'S BOARD OF DIRECTORS. On January 12, 2001, at Tyson's annual shareholder meeting, Tyson announced that Robert L. Peterson, IBP's Chairman and Chief Executive Officer, and Richard L. Bond, IBP's President and Chief Operating Officer, have been invited to become members of Tyson's Board of Directors upon closing of the Merger.

            FINANCING ARRANGEMENTS.

            Tyson entered into a credit agreement with various financial institutions (including Chase Manhattan Bank as administrative agent (the "Administrative Agent")), dated as of January 12, 2001 (the "Credit Agreement"), a copy of which has been filed as exhibit to the Purchaser's Schedule TO, which provides a new 364-day revolving credit facility for the principal amount of $2.5 billion, which, when combined with its existing revolving credit facility, would provide a back-stop for the issuance of a total of up to $3.5 billion in commercial paper. Among other things, the new revolving credit facility is expected to be used to fund the Offer and to repay or refinance the Company's outstanding indebtedness pursuant to the Company's $950 million revolving credit facility (the "IBP Credit Facility"). This summary is qualified in its entirety by reference to the complete text of the Credit Agreement, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

            On January 16, 2001, the Company's Board authorized the Company to execute a guarantee agreement (the "Guarantee Agreement") with the Administrative Agent, pursuant to which the Company would agree to guarantee the payment of Tyson's obligations under the Credit Agreement, subject to certain limitations set forth therein. The obligations of the financial institutions to make loans to Tyson pursuant to the Credit Agreement is conditioned on the execution and delivery of the Guarantee Agreement by the Company, and the Guarantee Agreement will become effective as of the date on which the debt outstanding under the IBP Credit Facility is repaid or refinanced. This summary is qualified in its entirety by the complete text of the form of Guarantee Agreement, which has been filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

            On January 16, 2001, the Company's Board also authorized the Company to execute a revolving credit promissory note (the "Promissory Note"), with Tyson, pursuant to which Tyson would agree to make advances to the Company upon request up to $950 million and the Company would agree to repay to Tyson the unpaid principal amount of such advances together with interest thereon. This summary is qualified in its entirety by the complete text of the form of Promissory Note, which has been filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

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            RAWHIDE TERMINATION FEE.

            On January 1, 2001, Tyson executed a letter agreement (the "Letter Agreement"), pursuant to which Tyson advanced to the Company $66,500,000 (the "Advance"), representing the amount of fees and expenses owed by the Company to Rawhide Holdings Corporation ("Rawhide") as a result of the termination of the Agreement and Plan of Merger, by and among the Company, Rawhide and Rawhide Acquisition Corporation, dated October 1, 2000. This summary is qualified in its entirety by the complete text of the Letter Agreement, which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

            On January 2, 2001, the Company executed a promissory note in favor of Tyson (the "Rawhide Promissory Note"), pursuant to which the Company agreed to repay to Tyson the Advance, plus interest thereon, if certain circumstances described in the Merger Agreement were to occur. This summary is qualified in its entirety by the complete text of the Rawhide Promissory Note, which has been filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            Item 4(b)(i) of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

            On January 17, 2001, Purchaser filed an amended Schedule TO with the Commission in which it extended the Offer until 12:00 midnight, New York City time, on Wednesday, January 24, 2001.

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8.     ADDITIONAL INFORMATION.

            The section of Item 8 entitled "SHAREHOLDER LITIGATION" is hereby amended and restated in its entirety as follows:

            SHAREHOLDER LITIGATION. Between October 2 and November 1, 2000, fourteen actions were filed in the Delaware Court of Chancery entitled: Baruch Mappa v. Richard L. Bond et al., Civil Action No. 18373-NC; Michael Taragin v. Richard L. Bond et al., Civil Action No. 18374-NC; David Shaev v. Rawhide Acquisition Corporation et al., Civil Action No. 18375-NC; Charles Miller v. Richard L. Bond et al., Civil Action No. 18376-NC; Olga Fried v. Richard L. Bond et al., Civil Action No. 18377-NC; Peter Robbins v. IBP, inc. et al., Civil Action No. 18382-NC; Jerry Krim and Jeffrey Kassoway v. IBP, inc., et al., Civil Action No. 18383-NC; Harriet Rand v. Richard L. Bond et al., Civil Action No. 18385-NC; Albert Ominsky v. Richard L. Bond et al., Civil Action No. 18386-NC;
C. Oliver Burt v. Richard L. Bond et al., Civil Action No. 18393-NC; Eric Meyer
v. Richard L. Bond et al., Civil Action No. 18399-NC; Louise E. Murray v. Rawhide Acquisition Corporation et al., Civil Action No. 18411-NC; Marvin Masel
v. Richard L. Bond et al., Civil Action No. 18413-NC; and Rocco Landesman v. IBP, inc. et al., Civil Action No. 18474-NC. On November 13, 2000, the Delaware Court of Chancery entered an order directing the consolidation of these actions into a single action. On December 5, 2000, the Delaware Court of Chancery issued an order designating the Landesman complaint as the operative complaint. On or about January 9, 2001, plaintiffs in the Delaware action filed a consolidated amended complaint in full substitution for the Landesman complaint. Seeking to

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represent an alleged class of Company shareholders, plaintiffs allege that the
Company's directors breached their fiduciary duties to the Company's shareholders by approving a coercive, front-end loaded two-tier acquisition of the Company by Tyson. Plaintiffs assert that the structure of Tyson's acquisition will stampede the Company's shareholders into tendering their shares to Tyson in order to obtain cash in the Offer rather than shares of Tyson Class A Common Stock in the Exchange Offer or Merger. Plaintiffs further allege that the Company viewed Tyson as a preferred suitor to Smithfield in light of the "antagonism" between Mr. Peterson and Smithfield's Chief Executive Officer, Joseph Luter, III, and Smithfield's alleged intention to oust the Company's management. The consolidated amended complaint names the Company's directors and Tyson as defendants on this claim. In addition, plaintiffs have alleged a derivative claim on behalf of the Company in which they assert that the Company's directors wrongfully agreed to the Rawhide Agreement and the termination fee and expense reimbursement provisions therein. The relief sought by the plaintiffs includes certification of their action as a class action, preliminary and permanent injunctive relief against consummation of the proposed Tyson acquisition, rescission of the Tyson acquisition in the event it is consummated, damages and costs and disbursements, including plaintiffs' reasonable attorneys' and experts' fees.

            On November 8, 2000, an action was filed in the United States District Court for the District of South Dakota entitled Teamsters Local Nos. 175 and 505 Pension Trust Fund v. IBP, inc. et al., Civ. No. 00-4211. This complaint names as defendants the Company, each of the Company's directors, DLJ, Archer-Daniels-Midland Company and Booth Creek Partners Limited III, L.L.L.P. Seeking to represent a purported class of the Company's shareholders excluding the defendants, plaintiff alleges that the Company's directors, aided and abetted by the other defendants, breached their fiduciary duties to plaintiffs and the alleged class by (1) entering into the Rawhide Agreement and agreeing to sell the Company at an inadequate price, (2) advancing their personal interests at the expense of the Company's public shareholders and (3) erecting barriers to competing bids, including the termination fee provisions in the Rawhide Agreement. The Teamsters complaint requests preliminary and permanent injunctive relief against consummation of the Rawhide merger, rescission of the Rawhide merger in the event it is consummated, monetary damages and an award of attorneys' fees. On December 7, 2000, the South Dakota federal district court granted the defendants' motion to stay this action pending resolution of the Delaware litigation and denied as moot the plaintiff's application for a temporary restraining order enjoining the enforcement of the termination fee and "no shop" provisions of the Rawhide Agreement.

            On January 11, 2001, a second shareholder lawsuit was commenced in the South Dakota federal district court entitled Reier v. Bond, et al., Civ. No. 01-4010. Purporting to sue derivatively on behalf of the Company, the plaintiff has asserted claims against the Company's directors under the federal securities laws and state common law. Plaintiff alleges that defendants caused the Company to file a false and misleading Schedule 14D-9 in response to the Offer in violation of Section 14(e) of the Securities Exchange Act of 1934 by, among other things, (i) failing to disclose facts relating to the commercial relationship between J.P. Morgan and Tyson, (ii) representing that defendants had determined that the Offer, the Exchange Offer and the Merger were fair to and in the best interests of the Company, and (iii) including financial projections that understated the Company's revenue, net income and margins in order to justify such determination. Plaintiff further alleges that the Company's directors breached their fiduciary duties by failing to maximize shareholder value in that they agreed to the termination fee provisions of the Rawhide Agreement on October 1, 2000 and accepted Tyson's bid on January 1, 2001 even though it offered consideration "substantially below the consideration being

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offered by another bidder."  The complaint seeks: (a) declarations that the Company's Schedule 14D-9 violated the federal securities laws and that the Rawhide Agreement and Merger Agreement were entered into in breach of defendants'fiduciary duties; (b) an order directing defendants to exercise their fiduciary duties to obtain a transaction which is in the Company's best interests; (c) compensatory damages of not less than $442 million and punitive damages; and (d) the costs and disbursements of the action, including reasonable attorneys' and expert's fees.


ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(e)(6) Credit Agreement, among Tyson and certain financial institutions named therein, dated January 12, 2001 (incorporated by reference to Exhibit
(a)(23) to Amendment No. 13 to the Schedule TO of Purchaser filed on January 17,
2001).

(e)(7) Form of Guarantee Agreement, by and between the Company and the Administrative Agent.

(e)(8)      Form of Promissory Note, by and between the Company and Tyson.

(e)(9)      Letter Agreement, executed by Tyson, dated January 1, 2001.

(e)(10)     Rawhide Promissory Note, executed by the Company, dated January 2,
2001.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2001               IBP, inc.



                                      By:/s/ Larry Shipley
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                                         Name: Larry Shipley
                                         Title: Chief Financial Officer